Exhibit 99.1

	For the three months ended May 31, 2015	For the Year Ended February 28, 2015	For the Year Ended February 28, 2014	For the Year Ended February 28, 2013	For the Year Ended February 29, 2012	For the Year Ended February 28, 2011	For the Year Ended February 28, 2010
Earnings:
Net increase (decrease) in net assets resulting from operations	$7,384,905	$11,007,364	$8,497,165	$14,044,058	$12,810,964	$16,731,392	$(10,462,560)
Income tax expense, including excise tax	—	293,653	—	—	—	—	27,445

Total earnings before taxes	$7,384,905	$11,301,017	$8,497,165	$14,044,058	$12,810,964	$16,731,392	$(10,435,115)
Fixed Charges:
Interest Expense	$1,963,865	$7,375,022	$6,083,891	$2,540,413	$1,297,985	$2,611,839	$4,096,041

Total fixed charges	$1,963,865	$7,375,022	$6,083,891	$2,540,413	$1,297,985	$2,611,839	$4,096,041

Earnings available to cover fixed charges	$9,348,770	$18,676,039	$14,581,056	$16,584,471	$14,108,949	$19,343,231	$(6,339,074)
Ratio of earnings to fixed charges	4.76	2.53	2.40	6.53	10.87	7.41	(1.55)